EXHIBIT 8.1

LIST OF SUBSIDIARIES

Subsidiary	Incorporating Jurisdiction

Intravelnet Limited.	Ontario, Canada
InTRAVELnet Inc.	Alberta, Canada
ATM Travel Group Ltd.	Alberta, Canada
International Fitness Vacations (BC) Ltd.	British Columbia, Canada
Price Shield Systems Inc.	Washington, USA
American Life Settlement Society, LLC	Deleware, USA
Colorado River Resorts, LLC	California, USA